DATE: OCTOBER 5th, 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Nalunaq Gold Mine - Project Update including Cost and Cash Flow guidance

LONDON, United Kingdom, DATE October 5th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew Development Corporation (Crew) is pleased to announce that agreements with all major suppliers and sub-contractors are now in place. A Memorandum of Understanding for contract mining at the Nalunaq Gold Mine has been signed with Procon Mining and Tunnelling Ltd. (Procon), who have previously been involved in test mining and pre-mining development at Nalunaq. In order to minimize the various operational risks faced by any mining operation, Crew has exclusively opted for subcontractors with sufficient and appropriate experience, equipment and capacity to suit the high-grade Nalunaq gold mine in South Greenland. Construction works at Nalunaq and preparations for the shipping and processing of the existing stockpile are progressing on schedule, and the project is fully financed. As all major cost elements are now known to the company, Crew is pleased to report that the Nalunaq ten year mine plan base case indicates a free cash flow from Nalunaq to Crew of approximately USD 15 million per year, or CAD 0.15 (NOK 0.77) per share (FCFPS) after tax and minority interests, based on a gold price of USD 345/oz and an average cash cost of USD 169/oz.

Mining operations:

Procon has extensive experience in narrow vein mining and mine development, and has been selected as mining contractor partly due to their experience with the Nalunaq deposit. Having provided contract mining in connection with previous years’ test mining, Procon will now take part in the expansion of the Nalunaq mining operation and the growth of Nalunaq Gold Mine AS (NGM). Current Procon clients include major mining companies such as Barrick Gold Corp., Outokompo, Teck Corporation, BHP and DeBeers.

NGM and Crew have approved a revised and improved mine plan developed in cooperation with potential mining contractors. The mine plan has been updated to allow for mining of 450 tonnes per day in order to optimise control on mining and minimize dilution in various segments of the deposit. The plan will involve a minimum of pre-mining development and is scheduled to produce 150.000 to 160.000 tonnes of ore per year, starting January 2004. The average head grade for the first 2 years is expected to be approximately 0.9 oz/tonne. The objective is to start pre-mining underground developments in late 2003 with the aim of regular production commencing in January 2004. Included in the revised mine plan is an aggressive exploration campaign where the objective is to maintain and expand the resource base in conjunction with mining operations.

Shipping arrangements:

Crew/NGM has agreed and signed Main Terms with shipping company FEDNAV of Canada for shipping of the existing stockpile and future ore under a three-year contract at competitive costs. FEDNAV has extensive experience with shipping in arctic waters and operates a large, modern fleet including several ice class vessels. The shipment of ore from Nalunaq is therefore expected to be more or less independent of seasonal changes in climate and weather conditions, and will take place on a quarterly basis. Shipping of the existing stockpile of ore is scheduled for early December 2003.

Infrastructure and construction works:

NGM has received necessary permits to complete civil construction works, including road works, the installation of a new tank farm and the construction of foundations for the permanent camp complex at Nalunaq Gold Mine. The shipment of prefabricated camp units has arrived from Norway and a 300-foot deck barge, which will serve as harbour and the base of the ship loader facility, is in place in Greenland. The camp is expected to be fully functional by late October, and the harbour and ore loading facilities are expected to be operational by end November 2003.

Processing arrangements:

As reported in an earlier news release, a Memorandum of Understanding (MOU) has been signed with Rio Narcea of Spain regarding the processing of ore from Nalunaq Gold Mine (NGM), which will allow for a higher mining rate as well as an earlier start of gold production. Rio Narcea has one of Europe’s most modern ore processing and gold recovery plants, with a capacity of 2000 tpd using a combination of gravity and carbon-in-pulp (CIP) processing. According to the MOU, the Nalunaq ore will be processed in four annual batches of approximately 35,000-40,000 tonnes each.

Project finance:

After careful consideration, it has been decided that Crew will finance the final development of Nalunaq. NGM will therefore not draw upon the previously announced USD 8 million project loan, but may chose to utilize a revolving credit facility for working capital purposes. The loan from Crew to NGM will be paid back in full by year-end 2004. Crew has, and will maintain, a strong treasury position, and the loan to NGM will not affect other Crew projects or exploration programs, nor will it trigger any further capital requirements.

Projected cash flow from NGM:

The cash cost estimate for Nalunaq is USD 169/oz, and includes the services provided by the above-mentioned sub-contractors. The Nalunaq base case, a ten year mine plan with initial gold production of approximately 130,000 oz/year at cash cost of USD 169/oz and a gold price of USD 345/oz, will give a gross cash flow of USD 23 million per year NGM. Based on a NOK/USD exchange rate of 7.00, this will result in a free cash flow from Nalunaq to Crew of approximately USD 15 million per year, or CAD 0.15 (NOK 0.77) per share (FCFPS) after tax and minority interests. The FCFPS will vary with exchange rates and with the gold price, but due to the high-grade, low-cost nature of the mine, the Nalunaq project has more robust economics than most gold mines. The current gold price would imply a stronger cash flow than what is suggested by the base case above.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact Investor Relations Manager Truls Birkeland at Crew's Oslo Office (TEL +47 2212 1650), or our UK Head Office  (TEL +44 1932 268 755), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewdev.com